Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Shawn A. Hendricks

(215) 564-8778

shendricks@stradley.com

December 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Mark Cowan

Re:	Strategy Shares (“Registrant”) File Nos. 333-170750; 811-22497

Dear: Mr. Cowan

On behalf of the Registrant, below are responses to the comments you provided to us virtually on November 20, 2024 with regard to Post-Effective Amendment No. 131 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 134 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (Accession No. 0001580642-24-005887), which was filed with the U.S. Securities and Exchange Commission on October 1, 2024 (the “Amendment”), relating to the registration of the Eventide US Market ETF (the “Fund”), a series of the Registrant.

The Registrant will file an additional post-effective amendment to the Registration Statement pursuant to 1933 Act Rule 485(b) that will reflect the changes to the Fund’s Prospectus and Statement of Additional Information (“SAI”) made in response to your comments as described in this letter.

Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Mr. Mark Cowan

U.S. Securities and Exchange Commission

December 3, 2024

Prospectus

Fee Table

1.	Comment: Being that the Fund’s management fee is structured as a unified fee, as disclosed elsewhere in the Registration Statement, please consider adding a footnote explaining the unified fee structure.

Response:	The Registrant has revised the fee table accordingly.

2.	Comment: Since this a new Fund, please include a footnote that expenses are estimated for the current fiscal year.

Response:	The Registrant has revised the fee table accordingly.

Fund Summary – Principal Investment Strategies

3.	Comment: The disclosure states: “[t]he equity securities that the Fund may invest in include common stock, American Depository Receipts (“ADRs”), and the ordinary stock of foreign issuers, including those listed on U.S. stock exchanges and denominated in U.S. dollars.” As the 80% policy is limited to U.S. domiciled companies, please clarify, if true, that not all of these equity securities will be part of the Fund’s 80% investment bucket and may be allocated to the Fund’s 20% investment bucket.

Response:	The Registrant has revised the Principal Investment Strategies description to clarify that the Fund’s investment in securities of issuers that are not domiciled in the United States is limited to a maximum of 20% of its net assets (plus the amount of borrowings for investment purposes).

4.	Comment: Please include the capitalization range of companies included in the Strategy Benchmark, provided as of a certain date.

Response:	The Registrant has revised the Principal Investment Strategies description to include the market capitalization range of companies included in the Strategy Benchmark as of September 30, 2024.

5.	Comment: The disclosure states: “The Adviser monitors the portfolio to reasonably adjust and limit the maximum active weight of any individual security.” Please specify the maximum active weight of any individual security set by the Adviser for the portfolio.

Mr. Mark Cowan

U.S. Securities and Exchange Commission

December 3, 2024

Response:	The Registrant has revised the Principal Investment Strategies description to remove the reference to a maximum active position weight and to clarify that the Adviser uses research and quantitative tools to adjust position weights in order to improve the Fund’s ability to track its Strategy Benchmark consistent with its investment objective. The Adviser has not set a maximum active weight limit applicable to securities held in the Fund (at least 100 issuers) and instead focuses on a range of disclosed factors that can impact the Fund’s tracking error to its Strategy Benchmark.

6.	Comment: With respect to the Fund’s “Values-Based Screening,” there should be disclosure describing the due diligence practices in applying the screening criteria to portfolio companies (i.e., does it perform its own independent analysis of issuers or does it rely exclusively on third-party data). Such due diligence could include directly engaging with portfolio companies to better understand their values-based risks and practices, reviewing third-party scoring information or data sources and/or conducting research using other types of information from either the Fund or an outside source.

Response:	The Registrant has added disclosure to the Fund’s Item 9 Principal Investment Strategies to clarify that the fundamental research process includes the application of screening criteria. The new disclosure describes the range of qualitative and quantitative information that can inform investment decisions, including values-based data obtained from third parties and used by the Registrant as an input to the investment decision-making process rather than serving as the determinative factor in investment decisions. The Registrant’s ability to engage with issuers to discuss values-based considerations is addressed in existing disclosure under Principal Investment Risks – Ethical Investment Risk and in the new disclosure referenced above.

7.	Comment: With respect to the Fund’s “Values-Based Screening,” if the Fund intends to use scores from multiple third-party data/scoring providers to select investments, please identify the providers that the Fund intends to use as the primary providers if the Fund intends to use multiple third-party providers. Please also briefly summarize each provider’s criteria/methodology in the principal investment strategies. In addition, please consider any related principal risks to the Fund’s use of third-party data providers since the criteria used by providers can differ significantly.

Response:	The Registrant confirms that the Fund does not use scores to select investments. The Adviser typically obtains values-based data from multiple third-party providers, which the Adviser changes from time to time based on research needs and industry developments; therefore, there is no static criteria/methodology utilized from third-party providers. The information

Mr. Mark Cowan

U.S. Securities and Exchange Commission

December 3, 2024

obtained includes qualitative and quantitative data that can inform the Adviser’s investment decisions, such as company reports, news and research offered by third parties. This information can reflect a company’s financial and competitive position, risks, and business reputation and ethical standing in the marketplace. The Registrant has added new disclosure to the Item 9 Principal Investment Strategies regarding such third-party information obtained, as well as to clarify that it cannot guarantee the accuracy of third-party information used for investment research purposes and that it uses a combination of research methods and sources to inform investment decisions.

8.	Comment: If true, please consider stating whether an investment can be made in a company that scores poorly on values-based factors if it scores strongly on other non-values-based factors that are considered, such as financial factors.

Response:	The existing disclosure identifies the Fund’s Values-Based Screening criteria and notes that the Adviser’s process “does not apply relative weights between values-based factors and financial factors” and that “securities are generally ineligible within the Fund’s portfolio unless Eventide believes that the values-based screens are met.” The Registrant believes that this disclosure, taken together and in context with other disclosure, communicates to investors that values-based research and screening criteria determines the Fund’s “eligible investment universe” independent of financial factors.

Fund Summary – Principal Investment Risks

9.	Comment: The Principal Risks are listed alphabetically. Please consider the SEC Staff’s request that the Principal Risks be listed in order of importance.

Response:	The Registrant has given the Staff’s position thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the interest rate environment, international warfare, and global, geopolitical risk demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors and that alphabetical order can help investors more easily locate relevant risk disclosures.

10.	Comment: Authorized Participant Risk and ETF Structure Risk – Market Price Variance Risk. Please revise the disclosure to note that “intra-day bid ask spreads

Mr. Mark Cowan

U.S. Securities and Exchange Commission

December 3, 2024

may widen” any time the risk disclosures state that the shares of the Fund may trade at a “discount to NAV.”

Response:	The Registrant has revised the disclosure in the applicable risk factors, as requested, throughout the Registration Statement.

11.	Comment: There is a risk factor for “REIT Risk,” but there is no associated principal investment strategy disclosure. Please reconcile whether the risk should be deleted or disclosure needs to be added. In connection with this, please confirm whether “REIT Risk” and “Real Estate and REIT Risk” should be classified as principal or non-principal in the Item 9 risk chart.

Response:	The Registrant has revised the Principal Investment Strategy to include REITs as eligible investments and the Fund’s principal risks to include “Real Estate and REIT Risk.”

Fund Summary – Performance

12.	Comment: Please supplementally identify the appropriate broad-based securities market index that the Fund will utilize.

Response:	The Fund will use the Bloomberg U.S. 3000 Total Return Index as its broad-based benchmark.

Additional Information

13.	Comment: In the Investment Objectives section, in the sentence regarding written notice to shareholders if the Board decides to change the Fund’s investment objective, please also include that this applies to changes in the Fund’s 80% investment policy.

Response:	The Registrant has revised the disclosure as requested.

14.	Comment: The Item 9 Principal Investment Strategy disclosure is the same as the principal investment strategy disclosure in the summary prospectus. Provide more detailed disclosure in response to Item 9.

Response:	As noted in Comments 6 and 7 above, the Registrant has added disclosure regarding its proprietary values-based screening methodology to the Item 9 Principal Investment Strategy disclosure.

15.	Comment: The lead-in to the Principal Investment Risks states: “[t]he following chart summarizes the principal risks of investing in the Fund.” Please consider

Mr. Mark Cowan

U.S. Securities and Exchange Commission

December 3, 2024

changing “summarizes” to “identifies,” or something similar, to avoid potential confusion that the Item 9 disclosure that follows is a summary.

Response:	The Registrant has revised the disclosure as requested.

Statement of Additional Information

16.	Comment: It appears the fundamental investment restriction regarding concentration was inadvertently removed. Please reinsert in the enumerated list of fundamental investment restrictions.

Response:	The Registrant has revised the list of fundamental investment restrictions to add the restriction on concentration as requested.

Part C

17.	Comment: The staff reminds the Fund that pursuant to Rule 12d1-4, executed fund of funds investment agreements between the acquiring fund and all acquired funds must be filed as an exhibit to the registration statement. Under Rule 12d1-4, the Commission has deemed these agreements to be material contracts. See Adopting Release (https://www.sec.gov/rules/final/2020/33-10871.pdf). With respect to “Form of” agreements, the Staff believes that since fund of funds investment agreements are material contracts tailored to specific arrangements, a “form of” fund of funds investment agreement is not sufficient for filing purposes. See adopting release nn.350-352 and accompanying paragraph.

Response:	The Registrant acknowledges the Staff’s comment. The Fund has not executed any fund of funds investment agreement sunder Rule 12d1-4.

*        *        *

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or Michael P. O’Hare at 215-564-8198.

Very truly yours,

/s/ Shawn A. Hendricks